SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-31704; File No. 812-14460]

Macquarie Capital (USA) Inc., et al.; Notice of Application and Temporary Order

July 6, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Temporary order and notice of application for a permanent order under section 9(c) of
the Investment Company Act of 1940 ("Act").

Summary of Application: Applicants have received a temporary order ("Temporary Order")
exempting them from section 9(a) of the Act, with respect to an injunction entered against
Macquarie Capital (USA) Inc. ("Macquarie Capital") on April 1, 2015 by the United States
District Court for the Southern District of New York ("District Court"), until the Commission
takes final action on an application for a permanent order (the "Permanent Order," and with the
Temporary Order, the "Orders"). Applicants also have applied for a Permanent Order.

Applicants: Macquarie Capital, Delaware Management Business Trust ("DMBT"), on behalf of
its series, Delaware Management Company ("DMC") and Delaware Investments Fund Advisers
("DIFA"), Four Corners Capital Management, LLC ("FCCM"), Macquarie Capital Investment
Management LLC ("MCIM"), Macquarie Funds Management Hong Kong Limited
("MFMHK"), and Delaware Distributors, L.P. ("Delaware Distributors") (collectively, the
"Applicants").

Filing Dates: The application was filed on May 15, 2015 and amended on June 10, 2015.

Hearing or Notification of Hearing: An order granting the application will be issued unless the
Commission orders a hearing. Interested persons may request a hearing by writing to the
Commission's Secretary and serving Applicants with a copy of the request, personally or by